SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 21st, 2008

ALLIANZ SE

Koeniginstrasse 28

80802 Munich

Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz SE: Results 2007 Hit Historical High in Difficult Environment

    --  Net income increases strongly by 13.5% to 8 billion euros

    --  Operating profit climbs to 10.9 billion euros

    --  45% dividend increase to 5.50 euros to be proposed at AGM

    MUNICH, Germany--(BUSINESS WIRE)--Feb. 21, 2008--Fiscal year 2007 was another very successful year for the Allianz Group. Based on preliminary figures, the Group increased revenues, operating profit and net income compared to the previous year, despite a challenging financial markets environment in the second half of 2007. All business segments contributed to the successful overall results. However, parts of the investment banking were significantly impacted by the credit crisis. Both Life and Health and Asset Management generated profitable growth, while the operating profit in Property and Casualty remained strong. Total revenues of the Allianz Group increased to 102.6 billion euros from 101.1 billion euros in the previous year. In 2007, operating profit climbed by 9 percent to 10.9 billion euros, from 10.0 billion euros adjusted for the below-normal NatCat level in 2006. Net income for the year rose by 13.5 percent from 7 billion euros in 2006 to 8 billion euros. Shareholders' equity, at 48 billon euros, was again on a high level after 50 billion euros in 2006. Total customers worldwide increased by 7 percent from 75 million to 80 million in 2007.

    'Despite challenging conditions in 2007, we were able to further improve our operating efficiency and profitable growth, and to achieve a record result for the year,' said Michael Diekmann, CEO of Allianz SE. 'Thanks to the well-diversified business activities of the Group, we were less vulnerable to shocks and cycles in individual markets and segments,' he added.

    Business results

    For the Property and Casualty business premium income increased from 43.7 billion euros in 2006 to 44.3 billion euros. Operating profit of 6.3 billion euros was at previous-year level. The combined ratio reached 93.6 percent in 2007 compared to 92.9 percent in 2006. Thus the combined ratio remained under the 94 percent target level, and despite 774 million euros in claims from natural catastrophes. 'Sustainable profitable growth remains our focus. We achieved high growth rates in Central and Eastern Europe, Asia-Pacific and South America in 2007, while maintaining our position in mature markets and without compromising profitability,' explained Helmut Perlet, CFO of Allianz SE.

    In the Life and Health business, operating profit rose from 2.6 billion euros in 2006 to a record level of almost 3 billion euros. Total revenue growth adjusted for exchange rate effects amounted to 6.3 percent on a year-on-year basis. Premium income in Germany, France and Italy was strong in 2007. Revenues in Asia-Pacific and Central and Eastern Europe grew by nearly 27 percent compared to 2006. 'We have made terrific progress in the life business and achieved a three-year CAGR of 20 percent for operating profit. Additionally taking our growing asset base into account, we expect dynamic and profitable growth to continue in the future,' said Helmut Perlet.

    Operating profit at Dresdner Bank remained positive at 730 million euros in 2007, compared to 1.4 billion euros in 2006. While all other banking divisions performed well, only some parts of the investment banking business were affected by the dislocation of the credit markets. Significant mark-downs of 1.3 billion euros were recorded in the ABS trading books of the investment bank. As a result, the 89.0 percent cost-income ratio was clearly impacted in 2007 compared to 79.7 percent in 2006. 'We are focusing on our long-term capability for value creation, and we are confident that our banking segment will fulfill this requirement,' emphasized Perlet.

    In Asset Management the positive development of the past few years continued in 2007, supported by the segment's long-term orientation and growing demand for innovative products. Operating profit increased again from 1.29 billion euros in 2006 to 1.36 billion euros in 2007. Adjusted for exchange rate effects, this reflects an increase of 12.8 percent. The cost-income ratio for 2007 reached 58.3 percent compared with 57.6 percent in 2006. 'This outstanding cost-income ratio shows that we are focused, efficient and in a good position for the future,' said Perlet. Assets under Management for third parties increased from 764 billion euros at year-end 2006 to 765 billion euros at year-end 2007. Growth of third party assets under management was at 8.1 percent based on constant exchange rates.

    Dividend

    The Board of Management will submit a proposal to increase the dividend of 3.80 euros by 45 percent to 5.50 euros per share to the Supervisory Board. 'We are increasing the dividend for the fourth year in a row as a part of delivering what we promised. Provided AGM approval, this will be a major step towards a payout ratio at peer group level,' said Michael Diekmann.

    Outlook

    'In 2007 we achieved high quality results despite a turbulent financial markets environment, which demonstrates our sustainable underlying profitability. Allianz is well positioned to also master the challenges in 2008 and again deliver on its medium term targets. However, financial markets and their future development will have a stronger impact on our business results than usual,' said Michael Diekmann.

    The above statements are subject to the proviso that no extraordinary natural disasters or adverse developments in the capital markets restrict our profitability.

Preliminary key figures 4Q 2007 and FY 2007

(Eur bn)                                          4Q 2007    4Q 2006

Total revenues                                       25.9       24.8

Operating Profit                                      2.153      2.255

Property/Casualty                                     1.651      1.311

Life/Health                                           0.614      0.698

Banking                                              -0.453      0.203

thereof Dresdner Bank*                               -0.461      0.196

Asset Management                                      0.392      0.395

Corporate                                            -0.059     -0.246

Consolidation                                         0.008     -0.106

Income before income taxes & minority interests       1.120      1.627

Income taxes                                         -0.374      0.040

Minority interests in earnings                       -0.081     -0.295

Net income                                            0.665      1.372

Property/Casualty                                     0.906      0.975

Life/Health                                           0.396      0.493

Banking                                              -0.605     -0.193

thereof Dresdner Bank*                               -0.589     -0.194

Asset Management                                      0.123      0.140

Corporate                                            -0.076      0.001

Consolidation                                        -0.079     -0.044

Earning per share (basic) (Euro)                      1.48       3.21

Ratios

Property/Casualty: Combined Ratio                    90.9%      95.0%

Life/Health: Statutory Expense Ratio                 10.0%       9.7%

Dresdner Bank: Cost-Income Ratio*                   261.6%      82.3%

Asset Management: Cost-Income Ratio                  55.4%      53.0%

(Euro bn)                                        31.12.2007 31.12.2006

Shareholders' equity                                 47.8       49.7

Third-party assets under management                 765        764

(Eur bn)                                          FY 2007    FY 2006

Total revenues                                      102.6      101.1

Operating Profit                                     10.915     10.386

Property/Casualty                                     6.299      6.269

Life/Health                                           2.995      2.565

Banking                                               0.773      1.422

thereof Dresdner Bank*                                0.730      1.354

Asset Management                                      1.359      1.290

Corporate                                            -0.325     -0.831

Consolidation                                        -0.186     -0.329

Income before income taxes & minority interests      11.568     10.323

Income taxes                                         -2.854     -2.013

Minority interests in earnings                       -0.748     -1.289

Net income                                            7.966      7.021

Property/Casualty                                     5.174      4.746

Life/Health                                           1.991      1.643

Banking                                               0.377      0.918

thereof Dresdner Bank*                                0.366      0.891

Asset Management                                      0.498      0.404

Corporate                                            -0.158     -0.179

Consolidation                                         0.084     -0.511

Earning per share (basic) (Euro)                     18.00      17.09

Dividend (Euro)                                       5.50       3.80

Ratios

Property/Casualty: Combined Ratio                    93.6%      92.9%

Life/Health: Statutory expense ratio                  9.4%       9.6%

Dresdner Bank: Cost Income Ratio*                    89.0%      79.7%

Asset Management: Cost-Income Ratio                  58.3%      57.6%

* Prior year restated: 2006 figures now exclude results from trading activities in own shares of Allianz SE.

    These assessments are, as always, subject to the disclaimer provided below.

    Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

    No duty to update

    The company assumes no obligation to update any information contained herein.

    This is not an offer (or the solicitation of an offer) to acquire or sell any securities in any jurisdiction.

Language: English

Issuer:   Allianz SE

          Koniginstr. 28

          80802 Munchen

          Deutschland

Phone:    +49 (0)89 38 00 - 41 24

Fax:      +49 (0)89 38 00 - 38 99

E-mail:   investor.relations@allianz.com

Internet: www.allianz.com

ISIN:     DE0008404005

WKN:      840400

Indices:  DAX-30, EURO STOXX 50

Listed:   Regulierter Markt in Berlin, Frankfurt (Prime Standard),

           Hannover, Dusseldorf, Stuttgart, Munchen, Hamburg;

           Terminborse EUREX; Foreign Exchange(s) London, NYSE, SWX

    CONTACT: Allianz SE

             +49 (0)89 38 00 - 41 24

             investor.relations@allianz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANZ SE

Date:	February 21, 2008	By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance